FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

August 4, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 4, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer invested $2,240,000 in International Tower Hill Mines Ltd. (ITH) by way of participation in the private placement announced by ITH on June 14, 2006.  The private placement was carried out in conjunction with the acquisition and option by ITH of a portfolio of mineral properties in Alaska from a subsidiary of AngloGold Ashanti Limited.  These transactions closed on August 4, 2006.

The Issuer grants an aggregate 1,300,000 stock options.

Item 5.	Full Description of Material Change

The Issuer reports that International Tower Hill Mines Ltd (TSXV: “ITH”) has today completed the acquisition of all of the Alaskan mineral exploration properties and associated exploration database from AngloGold Ashanti (U.S.A.) Exploration Inc. and successfully closed the private placement financings, as announced by ITH on June 14 and July 6, 2006, raising gross proceeds of CAD 11,479,348.  The Issuer acquired an aggregate of 4,000,000 common shares of ITH, plus common share purchase warrants to purchase up to an additional 2,000,000 common shares at a price of $1.00 until August 4, 2008, in the private placements.

As a result of the acquisition of these securities, the Issuer holds an aggregate of 4,000,000 common shares of ITH, representing approximately 13.32% of the issued and outstanding common shares of ITH.  Assuming the exercise of the 2,000,000 warrants, The Issuer would then hold approximately 18.74% of the then issued common shares (assuming no other warrant or option exercises).  The Issuer is not acting jointly or in concert with any other persons or companies in connection with such acquisition or the securities of ITH.

The Issuer acquired the securities of ITH for investment purposes only, and not for the purpose of influencing control or direction over ITH.  The Issuer will, however, review its holdings in ITH from time to time, and may increase or decrease its position as future circumstances dictate.

The Issuer further announces that it has granted incentive stock options to directors, officers, employees and consultants, to purchase up to an aggregate 1,300,000 shares in the capital stock of the Issuer.  The options are exercisable at a price of $1.95 per share and expire on August 4, 2008.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488 Ext. 222

Item 9.	Date of Report

August 8, 2006